UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 28, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 28 June 2012 entitled ‘VODAFONE GROUP ESTABLISHES NORTHERN & CENTRAL EUROPE AND SOUTHERN EUROPE REGIONS - PHILIPP HUMM AND PAOLO BERTOLUZZO APPOINTED TO REGIONAL CEO ROLES’

28 June 2012

VODAFONE GROUP ESTABLISHES NORTHERN & CENTRAL EUROPE AND SOUTHERN EUROPE REGIONS

PHILIPP HUMM AND PAOLO BERTOLUZZO APPOINTED TO REGIONAL CEO ROLES

Vodafone Group today announced the establishment of two new operating regions, Northern & Central Europe and Southern Europe, together with the appointment of Philipp Humm as Chief Executive, Northern & Central Europe and Paolo Bertoluzzo as Chief Executive, Southern Europe.

The Northern & Central Europe region comprises:

•    Germany;

•    the UK;

•    the Netherlands;

•    Turkey;

•    Ireland;

•    Hungary;

•    the Czech Republic; and

•    Romania.

Philipp Humm has been appointed to the role of Chief Executive for the new region, effective 1 October 2012. He joins Vodafone Group from T-Mobile USA, where he has served as President and CEO since 2010. He was previously the Chief Regional Officer, Europe and a member of the Executive Committee of T-Mobile International and CEO and Chief Sales Officer for T-Mobile Germany. A former Managing Director and European Vice President of Amazon Germany and France, Philipp Humm began his career at Procter & Gamble and has previously worked for McKinsey and the German grocery retailer Tengelmann.

Philipp Humm said: “Vodafone is a powerful brand with a strong focus on the customer coupled with a clear strategy for growth. I look forward to joining the team.”

The Southern Europe region comprises:

•    Italy;

•    Spain;

•    Portugal;

•    Greece;

•    Albania; and

•    Malta.

Paolo Bertoluzzo has been appointed to the role of Chief Executive for the new region, effective 1 August 2012. He will also continue in his role as Chief Executive of Vodafone Italy. Paolo Bertoluzzo joined Vodafone in 1999 and was appointed Chief Executive of Vodafone Italy in 2008.

Under his tenure, Vodafone Italy has achieved market share leadership in both service revenue and EBITDA as well as leadership in Net Promoter Score across all market segments.

Paolo Bertoluzzo said: “I welcome the opportunity to lead such an important part of Vodafone Group’s global portfolio through this challenging period.”

Both Philipp Humm and Paolo Bertoluzzo will join the Vodafone Group Executive Committee once their respective appointments take effect.

Vodafone Group Chief Executive Vittorio Colao said: “Our new regional structure will underpin our strategy focused on meeting our customers’ long-term needs, and Paolo and Philipp will be strong additions to the Vodafone Group Executive Committee.”

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 28, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary